Exhibit (a)(1)(G)
Voluntary Public Takeover Offer by Quebec B.V., Breda, The Netherlands, to the Shareholders of QIAGEN N.V., Venlo, The Netherlands

Technical Guidelines for the Settlement with respect to Ordinary Shares of QIAGEN N.V. Held via Clearstream Banking AG, Frankfurt am Main
QIAGEN N.V. Shares:
ISIN NL0012169213 (WKN A2D KCH)

Tendered QIAGEN N.V. Shares:
ISIN NL0014676538 (WKN A2P 11F)

The ordinary shares of QIAGEN N.V. (“QIAGEN”) with a nominal value of EUR 0.01 each (“QIAGEN Shares”) are, in the form of co-ownership shares in a collective holding held by Clearstream Banking AG, Frankfurt am Main (“CBF”) and the Depository Trust Company, New York (“DTC”), admitted to a collective securities deposit (Girosammelverwahrung).
Important Notice:   The subject of these technical guidelines are exclusively those QIAGEN Shares which are held via the CBF system.
The settlement of the Takeover Offer (as defined below) for (i) QIAGEN Shares held via the DTC system and (ii) for Directly Registered Shares (as defined in the Offer Document) is not the subject of these technical guidelines. For the acceptance of the Takeover Offer for Directly Registered Shares and for QIAGEN Shares held via the DTC system, reference is made to Sections 13.2 and 13.3 of the Offer Document. For the Takeover Offer for QIAGEN Shares which are held via the DTC system and for Directly Registered Shares, the American Stock Transfer & Trust Company will act as settlement agent as set forth in Sections 13.2.1 and 13.3 of the Offer Document.
Voluntary Public Takeover Offer
Quebec B.V. (“Bidder”), a wholly owned subsidiary of Thermo Fisher Scientific Inc., offers to all holders of QIAGEN Shares (“QIAGEN Shareholders”) to acquire their QIAGEN Shares, including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of the Offer, for a cash purchase price of EUR 39.00 per share in accordance with the terms and conditions of the Offer Document (“Takeover Offer” or “Offer”). The Offer is governed solely by the information contained in the Offer Document published on May 18, 2020 and the applicable legal provisions (“Offer Document”).
The Takeover Offer is a voluntary public offer for the purchase of securities.The Takeover Offer is being launched and implemented under the rules of law of the Federal Republic of Germany (“Germany”), the rules of law of The Netherlands (to the extent applicable) as well as the provisions of the securities laws of the United States of America (“United States”). The Takeover Offer will, in particular, be implemented in accordance with (i) the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz; “WpÜG”) and the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots; “WpÜGAngebV”), as well as the German Regulation on the Applicability of Provisions Concerning Offerings within the meaning of Section 1 para. 2 and 3 of the German Securities Acquisition and Takeover Act (Verordnung über die Anwendbarkeit von Vorschriften betreffend Angebote im Sinne des § 1 Abs. 2 und 3 des Wertpapiererwerbs und Übernahmegesetzes; “WpÜGAnwendV” and, together with the WpÜG and the WpÜGAngebV, the “German Takeover Rules”), (ii) the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht), the Dutch Decree on Public Takeovers (Besluit openbare biedingen Wft) and the rules and regulations promulgated thereunder and (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. In order to reconcile certain areas where German law and United States law conflict, the Bidder requested relief from certain provisions of United States securities laws from the Staff of the United States Securities and Exchange Commission (the “SEC”) and obtained such relief, as described in more detail in Section 20 of the Offer Document. The publication of the German language version of the Offer Document was permitted by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”). The Bidder does not intend to make the Takeover Offer as a public offer pursuant to the applicable laws of any jurisdictions other than Germany, The Netherlands and the United States. No further announcements, registrations, admissions or approvals of the Offer Document or the Offer by securities exchange authorities or similar authorities outside the Federal Republic of Germany and the United States have been applied for, have been initiated or are envisaged by the Bidder or Thermo Fisher Scientific Inc. Neither the Bidder nor any persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG (as described in Section 6.4 of the Offer Document) nor any of its directors, officers or employees assume any responsibility for compliance with any legal requirements other than German, Dutch and United States legal requirements. QIAGEN Shareholders may therefore not rely on the legal requirements for the protection of investors of any other jurisdiction.
Publication and Dissemination of the Offer Document
BaFin has reviewed the Takeover Offer and the Offer Document in the German language in accordance with German law and permitted the publication of the Offer Document on May 15, 2020.
Apart from the publications specified in Sections 1.4 and 21 of the Offer Document, no further publications of the Offer Document are planned. The publication, dispatch, distribution or dissemination of the Offer Document and other documents related to the Takeover Offer outside the member states of the European Union and the European Economic Area as well as the United States may be subject to legal restrictions.
Subject to the provisions in Sections 1.4 and 21 of the Offer Document, the Offer Document and other documents in connection with the Takeover Offer are, notwithstanding their availability on the Internet as required under German Takeover Rules, not intended for publication, dispatch, distribution or dissemination in jurisdictions other than those of the member states of the European Union and the European Economic Area and the United States. This Offer Document and other documents related to the Offer may not be dispatched to or disseminated, distributed or published by third parties in countries in which this would be illegal. The Bidder has not given its permission for the dispatch, publication, distribution or dissemination of this Offer Document by third parties outside the member states of the European Union and the European Economic Area and the United States.The Bidder and the persons acting jointly with the Bidder are not obliged to ensure that, and assume no liability for, the publication, dispatch, distribution or dissemination of the Offer Document and other documents relating to the Takeover Offer outside the member states of the European Union and the European Economic Area and the United States complies with the relevant local laws.
The Bidder will make the Offer Document available upon request to the competent Custodian Banks, the German Information Agent or the U.S. Information Agent (each as defined in the Offer Document) exclusively for distribution to QIAGEN Shareholders residing in the member states of the European Union and the European Economic Area or the United States. The Custodian Banks may not publish, dispatch, distribute or disseminate the Offer Document outside the member states of the European Union and the European Economic Area and the United States, unless this is done in compliance with all applicable statutory provisions.
Acceptance of the Offer Outside the Member States of the European Union and the European Economic Area and the United States
The Takeover Offer may be accepted by all QIAGEN Shareholders in accordance with the provisions set forth in the Offer Document and the applicable statutory provisions.
However, the Bidder and the persons acting jointly with the Bidder (as described in Section 6.4 of the Offer Document) point out that the acceptance of the Takeover Offer outside the member states of the European Union and the European Economic Area as well as the United States may be subject to legal restrictions. QIAGEN Shareholders who come into possession of the Offer Document outside the member states of the European Union and the European Economic Area or the United States and who wish to accept the Takeover Offer outside the member states of the European Union and the European Economic Area or the United States and/or who are subject to statutory provisions other than those of the member states of the European Union and the European Economic Area or the United States are advised to inform themselves of the relevant applicable statutory provisions and to comply with them. The Bidder and the persons acting jointly with the Bidder assume no responsibility for acceptance of the Takeover Offer outside the member states of the European Union and the European Economic Area and the United States being permissible under the relevant applicable statutory provisions.
Publication of the Offer Document
The Offer Document has been available since May 18, 2020 in German on the Internet at http://corporate.thermofisher.com/en/offer.html?lang=de and in English on the Internet at http://corporate.thermofisher.com/en/offer.html. On the same day, an announcement was published in the Federal Gazette (Bundesanzeiger) about making copies of the Offer Document available free of charge at D.F. King Ltd, Mergenthaler Allee 15-21, 65760 Eschborn, Germany (inquiries via email to QGEN@dfking.com or by facsimile to +49 69 2222 129 19 or via phone to +49 800 186 0230, indicating a valid mailing address).
Other Publications
All publications and announcements required according to the WpÜG in connection with the Offer will be published in German on the Internet at http://corporate.thermofisher.com/en/offer.html?lang=de and in English on the Internet at http://corporate.thermofisher.com/en/offer.html and, to the extent necessary pursuant to the WpÜG, in the Federal Gazette. In the United States, the corresponding announcement about making copies of the English language version of the Offer Document available free of charge will be published in The Wall Street Journal. To the extent legally required or at the Bidder’s sole discretion, all notifications and announcements will be published in the United States as part of a press release.
All publications relating to the Offer which are relevant for the technical settlement by the Custodian Banks are published in the Wertpapier-Mitteilungen (“WM”).
Acceptance Period
The Offer may be accepted from May 18, 2020 to July 27, 2020, 24:00 hours Frankfurt am Main local time (“CEST”) (this period including any extensions pursuant to the German Takeover Rules, as the case may be, the “Acceptance Period”).
Offer Conditions
The Offer and the contracts which come into existence upon its acceptance are subject to the fulfillment or effective waiver of the Offer Conditions set out in Sections 12.1 – 12.9 of the Offer Document (which include a minimum acceptance threshold and obtaining regulatory approvals) (the “Offer Conditions”).
Non-fulfillment (Without Effective Waiver) of the Offer Conditions
If and to the extent one or more of the Offer Conditions have not been timely satisfied and the Bidder did not previously effectively waive such condition, the Takeover Offer will lapse.
In this case, the agreements which have been entered into as a result of acceptance of the Takeover Offer will cease to exist and will not be consummated.
QIAGEN Shares already booked into the interim class ISIN NL0014676538 must in such case be rebooked into their original class ISIN NL0012169213.
If the Takeover Offer lapses without replacement, the Custodian Banks will be informed about the steps to be taken with respect to the reversal in a separate WM-note.
Central Settlement Agent
Deutsche Bank AG, Frankfurt am Main, acts — via DB Investment Services GmbH, Operations, Event Services, CA Processing & Instructions Offers, Wilhelm-Fay-Str. 31 – 37, 65936 Frankfurt am Main, Facsimile: (0 69) 1 2012 660 45 — as the central settlement agent for the Offer for QIAGEN Shares held via CBF (in this function the “Central Settlement Agent”).

Effective Immediately:
Information for Depository Clients
The Custodian Banks are requested to send to the QIAGEN Shareholders who hold QIAGEN Shares via CBF, at the beginning of the Acceptance Period, (i) the sample of the individual customer letter in German and English (Annexes 1 and 3), set out below in this WM-notice, and (ii) the sample of the declaration of acceptance, also in German and English (Annexes 2 and 4) — in compliance with the aforementioned distribution provisions and considering the requirements of the underlying depository (collective deposit of securities). The respective Custodian Bank is responsible for the legal examination and determination of whether documents may be sent to countries outside the member states of the European Union and the European Economic Area and the United States in accordance with the applicable statutory provisions of such countries.
May 18, 2020
Commencement of the Acceptance Period
QIAGEN Shareholders may only accept the Offer in writing or in text form within the Acceptance Period.
The administrative processing of declarations of acceptance is expected to take place from May 18, 2020, exclusively via the CASCADE system of CBF. The Custodian Banks are requested to effect, in accordance with the declarations of acceptance of their clients, a rebooking from the class of QIAGEN Shares (ISIN NL0012169213) to the interim class “Tendered QIAGEN Shares” (ISIN NL0014676538) in CASCADE (RTS) at a ratio of 1:1, once daily by 18:00 hours. A submitted declaration of acceptance will only become effective if this rebooking has been made by 18:00 hours CEST on July 29, 2020. The entry in CASCADE is made with the function “Partial Rights/Full Rights Combination” (Teilrechte/Vollrechte Zusammenführung) (WP-transfer and indicator Partial Rights (TR) specification 04). The QIAGEN Shares tendered into the Offer and transferred to ISIN NL0014676538 will initially remain in the QIAGEN Shareholder’s deposit account.
Result Reports
By accepting the Offer, the QIAGEN Shareholder authorizes its Custodian Bank to, in turn, instruct and authorize CBF to report to the Central Settlement Agent, during the Acceptance Period, and also during the Additional Acceptance Period (as defined below) or during the additional booking period, on each trading day, the number of “Tendered QIAGEN Shares” (ISIN NL0014676538) which have been credited to the respective Custodian Bank’s account at CBF. With the transfer into ISIN NL0014676538, the respective Custodian Bank simultaneously agrees to disclose this number to Deutsche Bank AG.
Tradability of the Tendered QIAGEN Shares
Tendered QIAGEN Shares (ISIN NL0014676538) are expected to be eligible to trade on the regulated market of the Frankfurt Stock Exchange (Prime Standard) starting on May 21, 2020.
Trading of the Tendered QIAGEN Shares (ISIN NL0014676538) is expected to be terminated at the close of Frankfurt Stock Exchange trading on the day on which a publication is made that all Offer Conditions have been fulfilled or effectively waived.
Trading of QIAGEN Shares (ISIN NL0012169213) not tendered into the Offer remains unaffected by the Offer.
July 27, 2020
Last Day of the Acceptance Period
Declarations of acceptance by QIAGEN Shareholders who hold QIAGEN Shares via CBF received by the Custodian Banks by July 27, 2020, 24:00 hours CEST, have to be accepted by the Custodian Banks. The booking of timely tendered QIAGEN Shares into the interim class should generally be completed as soon as possible and must be completed in CASCADE by 18:00 hours CEST on July 29, 2020.

It is mandatory to pay attention that declarations of acceptance are received within the Acceptance Period. Declarations of acceptance which are received after the end of the Acceptance Period but before the end of the Additional Acceptance Period can only be considered in the Additional Acceptance Period.
Note for Clearstream Participants Acting as Intermediate Custodians for Foreign Custodian Banks
The same applies to QIAGEN Shareholders residing abroad who hold QIAGEN Shares via CBF. Their declarations of acceptance must also be received by their local custodian bank by July 27, 2020, 24:00 hours CEST. The booking order of the foreign custodian bank, on the other hand, does not necessarily need to be received by the CBF participant by July 27, 2020, 24:00 hours CEST, but only in time to enable the CBF participant to make a booking into the interim class by July 29, 2020, 18:00 hours CEST.
July 29, 2020
Last Opportunity of a Timely Booking into the Interim Class
Custodian Banks which received declarations of acceptance, with respect to which they were not able to book the relevant QIAGEN Shares into the interim class by the end of the Acceptance Period, have the possibility to make transfers by way of Real-Time Settlement (RTS) until July 29, 2020, 18:00 hours CEST.
Open stock exchange transactions in QIAGEN Shares held via CBF with a closing date of July 27, 2020 can therefore be taken into account in the Settlement of the Offer by CBF.
For QIAGEN Shares held via CBF that have not been booked into the interim class by 18:00 hours CEST on July 29, 2020, the Declaration of Acceptance will become void.
Possible Extension of the Acceptance Period
The Bidder may amend the Offer in compliance with section 21 WpÜG up to one (1) working day (within the meaning of section 21 WpÜG) before the end of the Acceptance Period, i.e. until July 24, 2020. In the event of an amendment of the Offer pursuant to section 21 WpÜG, the Acceptance Period will be extended by two (2) weeks, i.e. until August 10, 2020, 24:00 hours CEST, if publication of the amendment takes place within the last two (2) weeks before the end of the Acceptance Period.
If a competing offer (as defined in section 21 para. 1 WpÜG) is made by a third party during the Acceptance Period of the Offer and the Acceptance Period for the Offer expires before the end of the acceptance period for the competing offer, the Acceptance Period for the Offer will be extended to correspond to the end date of the acceptance period for the competing offer. This applies even if the competing offer is amended or prohibited or violates laws and regulations.
Withdrawal Right
QIAGEN Shareholders have the following withdrawal rights:
(i)
QIAGEN Shareholders who accept the Takeover Offer during the Acceptance Period may withdraw their declared acceptance in respect of their QIAGEN Shares at any time until the end of the Acceptance Period, without having to give any reason;

(ii)
QIAGEN Shareholders will have no withdrawal rights during the forty-five (45)-calendar day period following the end of the Acceptance Period (“45-Day Period”), even if the Offer Conditions have not yet been satisfied or effectively waived and the Bidder has, accordingly, not yet become obligated to pay the Offer Price. It is possible that the Bidder will request one or more extensions of such 45-Day Period from the Staff of the SEC. The Bidder will publish any such grant before the end of the 45-Day Period in accordance with the Offer Document. If the Bidder publishes any such grant in accordance with the Offer Document, QIAGEN Shareholders will be entitled to withdrawal rights as described in such publication.

(iii)
If the Offer Conditions have not yet been satisfied or effectively waived by the end of the 45-Day Period, QIAGEN Shareholders will have the right to withdraw their declared acceptance in respect of their QIAGEN Shares during the period from the end of the 45-Day Period until the date on which the Bidder publishes notice that all of the Offer Conditions have been satisfied or effectively waived, unless the Bidder has been granted one or more extensions of the 45-Day Period from the Staff of the SEC and has published such grant prior to the expiration of the 45-Day Period in accordance with the Offer Document.
QIAGEN Shareholders who have exercised their right of withdrawal may re-accept the Offer only prior to the end of the Additional Acceptance Period.
In addition, in the event of an amendment to the Offer pursuant to section 21 para. 1 WpÜG, QIAGEN Shareholders may, at any time until the end of the Acceptance Period, withdraw from the contracts entered into as a result of acceptance of the Offer if and to the extent that they have accepted the Offer prior to the publication of the amendment of the Offer. In the event of a competing offer pursuant to section 22 para. 1 WpÜG, QIAGEN Shareholders may, at any time until the end of the Acceptance Period, withdraw from the contracts entered into as a result of acceptance of the Offer if and to the extent that they have accepted the Offer prior to publication of the offer document for the competing offer.
Declarations for Withdrawals within the Acceptance Period
Withdrawal in respect of QIAGEN Shares held via CBF shall be effected by declaration in writing or in text form, which must be received by the Custodian Bank prior to the end of the Acceptance Period, and by rebooking the Tendered QIAGEN Shares into ISIN NL0012169213. For this purpose, the Custodian Banks must execute the declarations of withdrawal in CASCADE promptly, but at the latest by 18:00 hours CEST on the second Banking Day (as defined in the Offer Document) after the end of the Acceptance Period, i.e. July 29, 2020, by rebooking the relevant shares into ISIN NL0012169213 at CBF.
Rebookings from the interim class ISIN NL0014676538 into the class QIAGEN shares (ISIN NL0012169213) triggered by withdrawals can be executed within the Acceptance Period by using the function “Partial Rights/Full Rights Combination” (WP-transfer and indicator Partial Rights (TR) specification 03).
Declarations for Withdrawals after the 45-Day Period
Withdrawal in respect of QIAGEN Shares held via CBF after the end of the 45-Day Period shall be effected by declaration in writing or in text form, which must be received by the Custodian Bank prior to the date on which the Bidder publishes notice that all of the Offer Conditions have been satisfied or effectively waived. Effective withdrawal declarations received by the Custodian Bank must be forwarded to the Central Settlement Agent by email (dct.tender-offers@db.com) and, at the same time, the Central Settlement Agent must be instructed to arrange with CBF for the rebooking of the QIAGEN Shares into the class QIAGEN shares (ISIN NL0012169213).
Tentatively July 30, 2020
The publication of the preliminary results of the Offer (section 23 para. 1 sentence 1 no. 2 WpÜG) in German on the Internet at http://corporate.thermofisher.com/en/offer.html?lang=de and in English on the Internet at http://corporate.thermofisher.com/en/offer.html, in German in the Federal Gazette and in English in the United States as part of a press release.
Additional Acceptance Period
QIAGEN Shareholders that have not accepted the Offer within the initial Acceptance Period can still accept it within two (2) weeks after publication of the results of the Offer by the Bidder according to section 23 para.1 sentence 1 no. 2 WpÜG (“Additional Acceptance Period”). Subject to an extension of the Acceptance Period (as described above), the Additional Acceptance Period is expected to begin on July 31, 2020 and end on August 13, 2020, 24:00 hours CEST. The final result of the Offer is expected to be published on August 18, 2020 in German on the Internet at http://corporate.thermofisher.com/en/offer.html?lang=de and in English on the Internet at http://corporate.thermofisher.com/en/offer.html, in German in the Federal Gazette and in English in the United States as part of a press release.

Further details on the processing of the Takeover Offer during the Additional Acceptance Period and the Settlement will be communicated separately and in due time via WM.
Settlement
The settlement of the Offer for the Tendered QIAGEN Shares (ISIN NL0014676538) (“Settlement”) will take place without undue delay following, but in any event within seven (7) German Business Days following the later of the end of the Additional Acceptance Period or the satisfaction of the Antitrust Clearance Condition (as defined in the Offer Document) (if the Antitrust Clearance Condition has not been previously effectively waived by the Bidder). CBF will arrange for the Custodian Banks to be credited with the purchase price of EUR 39.00 per QIAGEN Share for the Tendered QIAGEN Shares (ISIN NL0014676538) booked to their accounts with CBF on the evening of the day prior to the Settlement date, in exchange (Zug-um-Zug) for the transfer of the Tendered QIAGEN Shares.
The actual date of Settlement will be communicated to the Custodian Banks separately via WM in a timely manner.
Commission for Custodian Bank
The settlement of the Offer will be free of costs and expenses (except for the costs of transmitting the declaration of acceptance to the relevant Custodian Bank) for QIAGEN Shareholders who hold their QIAGEN Shares in a securities deposit account with a Custodian Bank in Germany (including German branches of non-German institutions) which in turn holds its deposit with CBF. For this purpose, the Bidder will pay a commission of EUR 7.50 per participating deposit account to the German Custodian Banks for their cooperation, provided the Offer will be consummated. The commission will only be paid to German Custodian Banks which hold their deposits with CBF. Banks acting as custodians for non-German credit institutions are requested to inform their customers that the Bidder will not pay such commission to non-German credit institutions. Any additional costs and expenses imposed by other Custodian Banks or non-German intermediate custodians, as well as any non-German exchange, sales taxes or stamp duty arising from the acceptance of the Offer for QIAGEN Shares held via CBF shall be borne by the respective QIAGEN Shareholder.
In order to register for the commission for Custodian Bank, the Custodian Banks are requested to submit their request to the Central Settlement Agent no later than three (3) weeks after the Settlement, by stating the number of Tendered QIAGEN Shares and the number of deposit accounts to which the commission of EUR 7.50 is attributable. The commission is to be submitted — preferably in a cumulative request — by facsimile to (069) 12012 - 66045, addressed as follows: Quebec B.V., c/o DB Investment Services GmbH, Operations, Event Services, CA Processing & Instructions Offers, Wilhelm-Fay-Str. 31 - 37, 65936 Frankfurt am Main.
Only the respective CBF account holders who hold the portfolios are entitled to register for the Custodian Bank commission. These are asked to collect the requests of the German credit institutions for which they act as custodians and to submit them in aggregated form to the Central Settlement Agent. Furthermore, they are requested to submit the commission request for their own account separately in the same form.
No commission will be paid to the Custodian Banks in case the Offer is terminated or lapses.
Retention of Documents
With regard to the possibility of an amendment or a reversal in case the Offer lapses, the Custodian Banks are requested to carefully retain the client documents in connection with the acceptance of the Offer until further notice.

Annex 3: Sample of Client Letter (English)
------------- Beginning of sample client letter (English) -------------
Voluntary Public Takeover Offer by Quebec B.V., Breda, The Netherlands, to the shareholders of QIAGEN N.V., Venlo, The Netherlands
Dear Client,
On May 18, 2020, Quebec B.V. (the “Bidder”) published an offer document (the “Offer Document”) pursuant to which it offers to acquire all ordinary shares of QIAGEN N.V. (“QIAGEN”) with a nominal value of EUR 0.01 each (“QIAGEN Shares”) pursuant to a voluntary public takeover offer (the “Takeover Offer”). The Offer Document has been published on the Internet in German at http://corporate.thermofisher.com/en/offer.html?lang=de and on the Internet in English at http://corporate.thermofisher.com/en/offer.html as well as in the framework of the so-called Over-the-Counter-Publicity.
The Bidder, a wholly owned subsidiary of Thermo Fisher Scientific Inc., offers to acquire your QIAGEN Shares in exchange for a payment of cash consideration of EUR 39.00 per QIAGEN Share, in accordance with the terms and conditions of the Offer Document. The Takeover Offer is subject to the offer conditions described in Sections 12.1 – 12.9 of the Offer Document, which include, among others, a minimum acceptance threshold (the “Offer Conditions”). In case one or more of the Offer Conditions have not been fulfilled or effectively waived by the relevant dates indicated in the Offer Document, the Takeover Offer will lapse.
If you would like to accept the Takeover Offer in respect of QIAGEN Shares held via us, we kindly ask you to instruct us accordingly by returning the enclosed declaration of acceptance form to us as soon as possible. The properly completed and duly signed declaration of acceptance must be actually received by us by no later than July [•], 2020, [•] hours (CEST). If you timely accept the Takeover Offer, we will initially keep your QIAGEN Shares in your account; however, we will transfer your QIAGEN Shares into the separate ISIN NL0014676538 (“Tendered QIAGEN Shares”) at a 1:1 ratio. Upon settlement of the Takeover Offer, we will withdraw the Tendered QIAGEN Shares from your account and will act in accordance with the measures outlined in Sections 13.1.2 and 13.1.3 of the Offer Document.
Without your instruction we will not take any action on your behalf.
Pursuant to the terms of the Takeover Offer, you will have the right to withdraw your acceptance of the Takeover Offer under certain circumstances. See Section 17 of the Offer Document for a more detailed description of such withdrawal rights.
The receipt of the offer consideration is free of charge for you. The complete terms and conditions of the Takeover Offer are contained in the Offer Document which, as noted above, is available for download in German at http://corporate.thermofisher.com/en/offer.html?lang=de and in English at http://corporate.thermofisher.com/en/offer.html. In addition, printed copies of the Offer Document can be obtained at D.F. King Ltd, Mergenthaler Allee 15-21, 65760 Eschborn, Germany (inquiries via email to QGEN@dfking.com or by facsimile to +49 69 2222 129 19 or via phone to +49 800 186 0230, indicating a valid mailing address), free of charge.
Best regards
[Custodian Bank]
Attachment
Declaration of Acceptance Form
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Annex 4: Sample of Declaration of Acceptance (English)
------------- Beginning of sample acceptance declaration (English) -------------
Voluntary Public Takeover Offer by Quebec B.V., Breda, The Netherlands
Securities Account Number [•]
Ladies and Gentlemen:
I/we accept the voluntary public takeover offer by Quebec B.V., a wholly owned subsidiary of Thermo Fisher Scientific Inc., for the acquisition of ordinary shares of QIAGEN N.V. (“QIAGEN Shares”) in exchange for a payment of cash consideration of EUR 39.00 per share, in accordance with the terms and conditions of the offer document published on May 18, 2020 (the “Offer Document”), with respect to:
All QIAGEN Shares (ISIN NL0012169213) held in my/our account.
For         pcs. of QIAGEN Shares (ISIN NL0012169213) held in my/our account.
I/We hereby instruct you to first retain our tendered QIAGEN Shares in my/our abovementioned custody account but to immediately rebook such shares into ISIN NL0014676538 at a 1:1 ratio.
I/We have taken note of the contents of the Offer Document and hereby give our declarations listed under Section 13.1.2 and 13.1.3 of the Offer Document and grant the necessary instructions, orders and powers of attorney mentioned therein.
We ask the respective offer consideration in cash be credited in due course to our cash account held with you.

Place, Date

Signature(s)
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